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                                                                Exhibit (a)(13)

                     THE LIMITED, INC. STOCK TENDER OFFER
                       ASSOCIATE--QUESTIONS AND ANSWERS

What is a tender offer?

Tender means offer to sell; therefore, a tender offer simply means that you have the opportunity to sell your shares. It is completely your choice whether to tender your shares of The Limited, Inc. stock or not.

Why is the Company doing this?

For some time, the Board of Directors and Company management have been considering possible uses of excess cash generated by the Company's operations. After careful consideration, including presentations from several of the Company's financial advisors, the Board of Directors concluded that a significant share repurchase would be the most desirable use for the Company's excess cash. The Board concluded that such a repurchase would demonstrate to the Company's stockholders the Company's confidence it its business, and would be a tax-efficient way to distribute cash to those stockholders who wanted to receive cash for a portion of their Shares.

What will happen to the shares of The Limited, Inc. stock that I own in the Savings and Retirement Plan?

If you own The Limited, Inc. stock in your Savings and Retirement Plan account, you will also have the opportunity to tender these shares--however, the money from the sale of your shares will not be distributed to you, but will be reinvested in your SARP account. The reinvestment in your account will be based on what investment election you have made for investment of your future contributions. As previously announced, if you would like to change your future investment election, you may do so by calling the SARP Line. If you do have The Limited, Inc. stock in your SARP account, you will be getting a separate package at your home next week, describing in detail what choices you have.

What will happen to the shares I own through the Employee Stock Purchase Plan?

If you have shares of The Limited, Inc. stock in your Employee Stock Purchase Plan, you will be receiving a copy of the tender offer package from Merrill Lynch. It will provide all of the details of the offer, and will give you instructions about how to tender your shares if you wish to do so.

How do I tender (offer to sell) my shares of The Limited, Inc. stock?

If you own shares of The Limited, Inc. stock, you will receive a tender offer package. This package will provide you with the complete details of the offer, and provide you with instructions about how to tender your shares, if you wish to do so. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each.

If I have The Limited, Inc. stock options, what happens with those?

If you have been granted The Limited, Inc. stock options, you will receive a letter outlining what you should do if you choose to exercise those options in order to tender your shares. It will also provide you with information of who to call should you have questions.

How do I know how many shares I actually own and can tender?

If you hold shares of The Limited, Inc. stock outright, or through the SARP or the ESPP, you will be receiving detailed information regarding the tender offer and how many shares you own. You may receive multiple packages if you own shares through more than one plan or brokerage account; therefore, it is important that you read each package in detail.

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Who can I talk with to get more information about what this all means to me?

If you own shares of The Limited, Inc. stock, we recommend that you wait until you receive your tender offer package(s) in the mail and have had an opportunity to review the details of the offer. Then, if you have questions regarding your personal situation, beginning on Tuesday, May 4, you may call Merrill Lynch at 1-800-637-3766 for assistance. This number is available from 8 a.m. through 7 p.m. EST Monday through Friday--again beginning on May 4.

What price will I get for The Limited, Inc. shares that I sell?

You may specify the minimum price at which you are willing to sell your shares. The Company will determine a single purchase price (not greater than $55.00 nor less than $50.00 per share) that it will pay for the shares validly tendered pursuant to the offer after taking into account the number of shares tendered and the prices specified by tendering shareholders. The Company will select the lowest purchase price that will allow it to purchase 15,000,000 shares (or such lesser number as are validly tendered and not withdrawn at prices not greater than $55.00 nor less than $50.00 per share). This process is called a "Dutch auction". If you tender (offer to sell) your shares at or below the purchase price determined by the Company under the "Dutch auction" process, then you will receive the purchase price for each share that is accepted to be purchased (even if you indicated that you were willing to sell your shares for less than the purchase price). If, at the end of the tender period, more than 15 million shares have been tendered (offered to be sold) at or below the purchase price, then the number of shares will be "prorated". For example, if 15 million shares can be bought by the Company and 30 million shares are tendered at or below the purchase price by shareholders, then 50% of what each shareholder offered to sell at or below the purchase price will actually be bought. Special procedures will apply to tendering shareholders who own less than 100 total shares. The tender offer package will explain these procedures.

How do I maximize the chance that the Company will purchase my shares?

If you want to maximize the chance that the Company will purchase your shares you may elect to tender (offer to sell) your shares at the purchase price determined by the "Dutch auction" process described above. This action will cause you to receive a price per share as low as $50.00 or as high as $55.00 per share.

How long do I have to decide what I want to do?

The tender period will begin on Tuesday, May 4, and end on Tuesday, June 1, unless extended by the Company. If you hold shares through the ESPP or the SARP, your deadline under those plans is slightly sooner. You will need to read your tender materials carefully to ensure you comply with and respond by the deadline outlined in each package.

When will I know how many of my shares have been sold?

At the end of the tender period, all of the shares that have been offered to be sold by shareholders will be tallied, and if there is a need to prorate the number of shares, it will be done at that time. Once all of that is complete, you will be notified within a couple of weeks of the percentage of the shares that you tendered that were actually sold.

What if I do not want to sell?

If you do not want to sell your shares, do nothing.

If I decide to sell, when will I get my money?

If you decide to sell, the purchase price will be paid to you as soon as practicable after it has been determined what percentage of the total number of shares tendered will be purchased by the Company.

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Will I have to pay brokerage fees if I decide to sell some of my shares?

No.

Will I have to pay any taxes if I decide to sell some of my shares?

You may owe taxes on the sale of your shares, as you would normally. If you have questions, we encourage you to talk to your tax advisor about your personal situation.

If I own stock in Intimate Brands, Inc. or Abercrombie & Fitch Co. are those affected?

This tender offer applies only to shares of The Limited, Inc. stock. If does not apply to any shares you may own in Intimate Brands, Inc. or Abercrombie & Fitch Co.

Will I still be entitled to receive the forthcoming quarterly dividend on the shares that I tender?

Shares of The Limited, Inc. stock which are sold to the Company will not be entitled to receive the next quarterly dividend. However, if the Company does not buy all of the shares which you offered to sell, it will return the unpurchased shares to you, and you will be entitled to receive the next dividend on those shares.

Will I be entitled to receive shares of Limited Too in the Limited Too spinoff for the shares I tender in the offer?

Shares of The Limited, Inc. stock which you sell to the Company in this offer will not participate in the Limited Too spinoff. However, if the Company does not buy all of the shares that you tender, it will return the unpurchased shares to you, and you will be entitled to receive shares of Limited Too in the Limited Too spinoff with respect to the returned shares.

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